Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	State of Incorporation
Subsidiaries of Discovery Bancorp:
Discovery Bank	California
Celtic Capital Corporation	California
Subsidiary of Discovery Bank:	California
San Marcos Building, LLC	California